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CUSIP No. 268484 10 2                                                Page 1 of 5

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               (AMENDMENT NO. 6)*



                                    EGL, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   268484 10 2
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of This Statement)




         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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CUSIP No. 268484 10 2                                                Page 2 of 5


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)        NAME OF REPORTING PERSON                                James R. Crane

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a) Not applicable

          (b) Not applicable

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3)        SEC USE ONLY

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4)        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

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  NUMBER OF      5)   SOLE VOTING POWER
   SHARES                 10,575,858 (SEE NOTE 1)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY EACH    6)   SHARED VOTING POWER
  REPORTING               NONE
   PERSON        ---------------------------------------------------------------
    WITH         7)   SOLE DISPOSITIVE POWER
                          10,575,858 (SEE NOTE 1)
                 ---------------------------------------------------------------
                 8)   SHARED DISPOSITIVE POWER
                          NONE

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9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,575,858 (SEE NOTE 1)

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10)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

             NOT APPLICABLE

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11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             22.1%

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12)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN


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CUSIP No. 268484 10 2                                                Page 3 of 5


ITEM 1.
  Item 1(a)   Name of Issuer:                                    EGL, Inc.
  Item 1(b)   Address of Issuer's Principal Executive Offices:   15350 Vickery Drive
                                                                 Houston, Texas  77032
ITEM 2.
  Item 2(a)   Name of Person Filing:                             James R. Crane
  Item 2(b)   Address of Principal Business Office:              15350 Vickery Drive
                                                                 Houston, Texas  77032

  Item 2(c)   Citizenship:                                       U.S.
  Item 2(d)   Title of Class of Securities:                      Common Stock
  Item 2(e)   CUSIP Number:                                      268484 10 2

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ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b)
              OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a)  [ ]    Broker or dealer registered under section 15 of the
                          Act (15 U.S.C. 78o).

              (b)  [ ]    Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c).

              (c)  [ ]    Insurance company as defined in section 3(a)(19) of
                          the Act (15 U.S.C. 78c).

              (d)  [ ]    Investment company registered under section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e)  [ ]    An investment adviser in accordance with Section
                          240.13d-1(b)(1)(ii)(E).

              (f)  [ ]    An employee benefit plan or endowment fund in
                          accordance with Section 240.13d-1(b)(1)(ii)(F).

              (g)  [ ]    A parent holding company or control person in
                          accordance with Section 240.13d-1(b)(1)(ii)(G).

              (h)  [ ]    A savings association as defined in section 3(b) of
                          the Federal Deposit Insurance Act (12 U.S.C. 1813).

              (i)  [ ]    A church plan that is excluded from the definition of
                          an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

              (j)  [ ]    Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP

              (a)      Amount Beneficially Owned:  10,575,858 (SEE NOTE 1)

              (b)      Percent of Class:  22.1%

              (c)      Number of shares as to which the person has:

                       (i)      Sole power to vote or to direct the vote:
                                10,575,858 (SEE NOTE 1)


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CUSIP No. 268484 10 2                                                Page 4 of 5


                       (ii)     Shared power to vote or to direct the vote:
                                NONE

                       (iii) Sole power to dispose or to direct the disposition of: 10,575,858 (SEE NOTE 1)

                       (iv) Shared power to dispose or to direct the disposition of: NONE

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not Applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not Applicable.

ITEM 10.      CERTIFICATIONS

              Not Applicable.



NOTE 1:

Includes 200,000 shares and 400,000 shares of EGL common stock pledged to Goldman Sachs Financial Markets, L.P. ("GSFM") and CSFB Cayman International, LDC (formerly known as DLJ Cayman Islands, LDC, "CSFBCI"), respectively, in connection with three variable pre-paid share forward agreements. Under the terms of the GSFM agreement, Mr. Crane has agreed to sell up to 200,000 shares of EGL common stock to GSFM on or about March 1, 2004. The actual number of shares to be sold to GSFM will be based on the closing price of EGL common stock on such date. Under the terms of the CSFBCI agreements, Mr. Crane has agreed to sell up to 400,000 shares of EGL common stock to CSFBCI on or about March 15, 2004. The actual number of shares to be sold to CSFBCI will be based on the closing price of EGL common stock during a five-day period prior to March 15, 2004. Under each agreement, Mr. Crane has the option of settling in cash instead of delivering shares of EGL common stock. Mr. Crane is entitled to exercise any and all voting and other consensual rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the agreements; provided that Mr. Crane may not exercise or refrain from exercising such right if, in the judgment of GSFM or CSFBCI, as the case may be, such action would have a material adverse effect on the value of the pledged shares; and provided further, that Mr. Crane must give each of GSFM and CSFBCI prior written notice of the manner in which he intends to exercise or refrain from exercising any such right.


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CUSIP No. 268484 10 2                                                Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 13, 2002                     /s/  JAMES R. CRANE
                                               ---------------------------------
                                               James R. Crane